UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2019

Commission File Number 001-31880

Yamana Gold Inc.

(Translation of registrant’s name into English)

Royal Bank Plaza, North Tower, 200 Bay Street, Suite 2200, Toronto, ON M5J 2J3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☐       Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YAMANA GOLD INC.

Date: October 28, 2019	By:	/s/ Sofia Tsakos
Sofia Tsakos
Senior Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibits

Number	Description of Exhibit

99.1	Technical Report on the Jacobina Mine Complex